News Release	No. 08-153 April 10, 2008

Platinum Group Metals, Anglo Platinum and Wesizwe Platinum Purchase Hoisting Equipment for Platinum Mine Project 1

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group”) announces that it, along with Anglo Platinum (AMS-JSE) and Wesizwe Platinum (WEZ-JSE) have entered into agreements to purchase three used mine hoists for a total delivered cost of 21 million Rand (C$2.6 million). The cost will be shared pro-rata by the members of the Western Bushveld Joint Venture (“WBJV”) as to 37% Platinum Group, 37% Anglo Platinum, and 26% Wesizwe. The hoists are an important mine component used to wind cable for the ascent and descent of men, materials, equipment and rock to and from surface in vertical shafts.

The WBJV project area is located 40 kilometres north of Rustenburg, South Africa and consists of three potential platinum mining areas identified as Projects 1, 2 and 3.
The hoists were recommended for purchase by engineering and shaft sinking firm Grinaker LTA as part of ongoing feasibility work for WBJV Project 1.

Peter Busse, Chief Operating Officer of Platinum Group, operator of the WBJV, said “We are nearing completion of our bankable feasibility study (“BFS”) on Project 1. Final modeling and optimization is now underway based on cost estimates and various current metals price assumptions. We are reviewing a number of potential sequences with a combination of declines and vertical shafts for access over the life of the mine. Hoisting equipment includes large steel fabricated components and such items have a long lead time from order to delivery. The hoist purchase allows for an accelerated project development schedule in the early vertical shaft options. This purchase keeps our project options open for best value as we determine the final sequence of access and mining. Completion of the BFS is on track for the end of the second calendar quarter 2008.”

If under the WBJV agreement, Anglo Platinum elects, after the feasibility study, to reduce to a non-contributory interest in the WBJV they will be repaid their share of the winder purchase with interest.

Qualified Person
Peter Busse, P. Eng is the non independent qualified person for this release. Peter is a mining engineer with mine operation and construction experience spanning some 29 years including operations in Canada and Zimbabwe. Mr. Busse was appointed COO of Platinum Group Metals Ltd. in October 2007. This news release includes certain forward looking statements and investors are cautioned that the projects of Platinum Group Metals contain resources and that resources do not have demonstrated viability. Please see more complete technical disclosure including risk factors available on SEDAR or EDGAR.

About Platinum Group Metals Ltd.
Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on th`e development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and Director
- 30 -
For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 www.platinumgroupmetals.net

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.